UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 30 September 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Issued by Harmony Gold
Mining Company Limited

30 September 2010

Queries:
Hannes Meyer
tel: +27 11 411 2132
mobile: +27 82 444 7435
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za

JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228

Hidden Valley a first for Harmony, says CEO Graham Briggs
Official opening of the Hidden Valley Mine in PNG celebrated by companies and communities alike

"Hidden Valley is Harmony's first offshore greenfileds project, and represents an important step in our groups strategy for geographical and assest diversification,"
says Harmony CEO Graham Briggs. Speaking at the official opening of the Hidden Valley
Mine in Papua New Guinea (PNG), Briggs noted that this was indeed an auspicious event in the year that Harmony turns 60.

Hidden Valley, which is held 50:50 by Harmony and Newcrest as part of the Morobe
Mining Joint Ventures (MMJV), is the first major gold mine to be developed in PNG in
13 years. Harmony was the initial developer of the project, with Newcrest acquiring an initial 30% stake in July 2008 and formally reaching a 50% stake in the joint venture on 30 June 2009.

Of the 2 000 permanent jobs that have been created, around 90% have been filled by locals, with more than half of those coming from the immediately surrounding villages. From the outset, a significant emphasis has been placed not only on the employment and development of local landowners within the company, but also on the development of economic opportunities for new and local entrepreneurs and businesses. In addition, a great deal of attention has been paid to the recruitment, training and development of women.

"While the development of the project has not been without its challenges - given its remote location and relative lack of infrastructure the government and communities of PNG and Morobe Province have provided enormous support to the project, and have worked closely with the company to ensure that the development of the Hidden
Valley mine has long-term positive and sustainable consequences in the region.

"Our experience and success in PNG had been noted on the international stage, and
PNG is rapidly being seen as a significant and welcoming gold region. The experience that we have gained here will stand us in good stead as we continue to seek growth, both within the MMJV in the Morobe Province and elsewhere in PNG on

Building on this success in PNG, Harmony recently announced a significant increase in the mineral resource at the Wafi-Golpu porphyry copper-gold joint venture project, again in partnership with Newcrest Mining Limited.

Briggs specifically thanked Hidden Valley employees and contractors, local landowners, the PNG government, and its partner Newcrest for their contribution to the success of Hidden Valley.
Note for editors:
Hidden Valley is an open-pit, gold-silver mine and processing plant located in Morobe
Province, PNG. It is approximately 210 kilometres north-northwest of Port Moresby, the capital of PNG, and 90 kilometres south-southwest of Lae. The project is held in a
50:50 partnership, the Morobe Mining Joint Ventures, between Harmony and
Newcrest Mining Limited (Newcrest), a major Australian-listed gold and copper mining company. In terms of the unincorporated joint venture, each party owns the underlying assets directly and receives product from the operation, with each party responsible for the marketing of its product. The joint venture is jointly managed, with the general managers of the various operations reporting to an operating committee on which both parties are equally represented. In FY2010, during the year within which Hidden Valley was commissioned it produced 1 903 kg of gold (61 173 oz) and
6 927 kg of silver (222 7171 oz), achieving a cash operating profit of R16 million
(US$2 million). The mine is expected to build up to full production during the current financial year.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 30, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name: Hannes Meyer
Title: Financial Director